EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following table lists all of the subsidiaries of the Company and the jurisdiction of incorporation of each subsidiary. Each subsidiary does business under its corporate name indicated in the table.
Name	State or Other Jurisdiction of Incorporation

G. H. Bass Franchises Inc.	Delaware

Caribe M&I Ltd.	Cayman Islands

GHB (Far East) Limited	Hong Kong

Phillips-Van Heusen (Far East) Ltd.	Hong Kong

Confecciones Imperio, S.A.	Costa Rica

Camisas Modernas, S.A.	Guatemala

PVH Retail Corp.	Delaware

The IZOD Corporation	Pennsylvania

Phillips-Van Heusen Puerto Rico LLC	Delaware

BassNet, Inc.	Delaware

izod.com inc.	Delaware

ROPA PVH MEXICANA, CAMISAS Y DISEÑOS, S.A. DE C.V.	Mexico

G.H. Bass Caribbean LLC	Delaware

PVH Wholesale Corp.	Delaware

CD Group Inc.	Delaware

PVHCareerApparel.com, Inc.	Delaware

C.A.T. Industrial, S.A. DE C.V.	Honduras